EXHIBIT 77J

Reclassification   of   Capital   Accounts:    The
BlackRock Target Term Trust Inc. accounts for  and
reports  for  distributions  to  shareholders   in
accordance   with   the  American   Institute   of
Certified   Public   Accountants'   Statement   of
Position  93-2:   Determination,  Disclosure,  and
Financial   Statement  Presentation   of   Income,
Capital Gains, and Return of Capital Distributions
by  Investment Companies.  The effect of  applying
this statement was to decrease paid in capital and
increase  undistributed net investment  income  by
$320,000   due  to  certain  expenses  not   being
deductible for tax purposes during the year  ended
December 31, 1997. Net investment income, net realized gains and net assets were not affected by this change.